--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 1 of 13 Pages
--------------------                                         -------------------

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 9)*

                             HIGH SPEED ACCESS CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   42979U-102
                                 (CUSIP Number)

William D. Savoy                               Alvin G. Segel, Esq.
Vulcan Ventures Incorporated                   Irell & Manella LLP
505 Union Station                              1800 Avenue of the Stars
505 Fifth Avenue South, Suite 900              Suite 900
Seattle, WA 98104                              Los Angeles, CA 90067
(206) 342-2000                                 (310) 277-1010

Curtis S. Shaw, Esq.                           Leigh P. Ryan, Esq.
Charter Communications Ventures, LLC           Paul, Hastings, Janofsky & Walker
12405 Powerscourt Drive, Suite 100             LLP
St. Louis, MO 63131                            399 Park Avenue, 31st Fl.
(314) 965-0555                                 New York, NY 10022
                                               (212) 318-6000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 2 of 13 Pages
--------------------                                         -------------------


------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Vulcan Ventures Incorporated
------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                        (a)
                                                                                                    /-/
                                                                                                    (b)
                                                                                                    /X/
------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------
4.   SOURCE OF FUNDS*

      Not applicable
------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)        /_/
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Washington
------------------------------------------------
                                    7.   SOLE VOTING POWER
NUMBER OF                                    -0- SHARES
                                    --------------------------------------------
SHARES BENEFICIALLY                 8.   SHARED VOTING POWER
                                             -0- SHARES
OWNED BY                            --------------------------------------------
                                    9.   SOLE DISPOSITIVE POWER
EACH REPORTING PERSON                        -0- SHARES
                                    --------------------------------------------
WITH                                10.  SHARED DISPOSITIVE POWER
                                             -0- SHARES
------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- SHARES
------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /_/
------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 3 of 13 Pages
--------------------                                         -------------------

------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Paul G. Allen
-------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a)
                                                                                                    /_/
                                                                                                    (b)
------------------------------------------------                                                    /X/
3.   SEC USE ONLY
------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)        /-/
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
------------------------------------------------
NUMBER OF SHARES                    7.   SOLE VOTING POWER
                                             -0- SHARES
BENEFICIALLY OWNED                  --------------------------------------------
                                    8.   SHARED VOTING POWER
BY EACH REPORTING                            -0- SHARES
                                    --------------------------------------------
PERSON                              9.   SOLE DISPOSITIVE POWER
                                             -0- SHARES
WITH                                --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                             -0- SHARES


------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- SHARES
-------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        /-/
-------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 4 of 13 Pages
--------------------                                         -------------------

------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Ventures, LLC


------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a) /_/
-------------------------------------------------                                                   (b) /X/
3.   SEC USE ONLY

------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
------------------------------------------------

NUMBER OF SHARES               7.   SOLE VOTING POWER
                                        -0- SHARES
BENEFICIALLY OWNED             -------------------------------------------------
                               8.   SHARED VOTING POWER
BY EACH REPORTING                       -0- SHARES
                               -------------------------------------------------
PERSON                         9.   SOLE DISPOSITIVE POWER
                                        -0- SHARES
WITH                           -------------------------------------------------
                               10.  SHARED DISPOSITIVE POWER
                                        -0- SHARES
------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- SHARES
------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /_/
------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 5 of 13 Pages
--------------------                                         -------------------

------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holdings, LLC
------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a) |_|
------------------------------------------------                                                    (b) |X|
3.   SEC USE ONLY

------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)        /-/
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
------------------------------------------------

NUMBER OF SHARES            7.   SOLE VOTING POWER
                                     -0- SHARES
BENEFICIALLY                ----------------------------------------------------
                            8.   SHARED VOTING POWER
OWNED BY EACH                        -0- SHARES
                            ----------------------------------------------------
REPORTING PERSON            9.   SOLE DISPOSITIVE POWER
                                     -0- SHARES
WITH                        ----------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                     -0- SHARES
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- SHARES
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /-/
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 6 of 13 Pages
--------------------                                         -------------------

------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications Holding Company, LLC
------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a) /_/
                                                                                                    (b) /X/
------------------------------------------------
3.   SEC USE ONLY

------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)        /-/
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
------------------------------------------------
NUMBER OF                           7.   SOLE VOTING POWER
                                             -0- SHARES
SHARES BENEFICIALLY                 --------------------------------------------
                                    8.   SHARED VOTING POWER
OWNED BY EACH                                -0- SHARES
                                    --------------------------------------------
REPORTING PERSON                    9.   SOLE DISPOSITIVE POWER

WITH                                         -0- SHARES
                                    --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                             -0- SHARES
------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0- SHARES
------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        /-/
------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      OO
------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 7 of 13 Pages
--------------------                                         -------------------

------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Charter Communications, Inc.
------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                            (a) /_/
------------------------------------------------                                                    (b) /X/
3.   SEC USE ONLY

------------------------------------------------
4.   SOURCE OF FUNDS*

     Not applicable
------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)        /-/
------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
------------------------------------------------
NUMBER OF                           7.   SOLE VOTING POWER
                                             -0- SHARES
SHARES BENEFICIALLY                 --------------------------------------------
                                    8.   SHARED VOTING POWER
OWNED BY EACH                                -0- SHARES
                                    --------------------------------------------
REPORTING PERSON                    9.   SOLE DISPOSITIVE POWER
                                             -0- SHARES
WITH                                --------------------------------------------
                                    10.  SHARED DISPOSITIVE POWER
                                             -0- SHARES
------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- SHARES
------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /-/
------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                         -------------------
CUSIP NO. 42979U-102                   13D                    Page 8 of 13 Pages
--------------------                                         -------------------

                                  SCHEDULE 13D

         This statement, which is being filed by Vulcan Ventures Incorporated, a Washington corporation ("Vulcan"), Charter Communications Ventures, LLC, a Delaware limited liability company ("Charter Ventures"), Charter Communications Holdings, LLC, a Delaware limited liability company ("Charter Holdings"), Charter Communications Holding Company, LLC, a Delaware limited liability company ("Charter Holdco"), Charter Communications, Inc., a Delaware corporation ("Charter" and together with Charter Ventures, Charter Holdings and Charter Holdco, the "Charter Reporting Persons"), and Paul G. Allen, the Chairman, President and sole shareholder of Vulcan and the Chairman of Charter ("Mr. Allen", and together with Vulcan and the Charter Reporting Persons, the "Reporting Persons"), constitutes Amendment No. 9 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on June 21, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on June 28, 1999, Amendment No. 2 filed with the SEC on August 24, 1999, Amendment No. 3 filed with the SEC on November 17, 2000, Amendment No. 4 filed with the SEC on December 13, 2000, Amendment No. 5 filed with the SEC on August 1, 2001, Amendment No. 6 filed with the SEC on October 1, 2001, Amendment No. 7 filed with the SEC on November 2, 2001 and Amendment No. 8 filed with the SEC on December 26, 2001. This Schedule 13D relates to the common stock, par value $.01 per share, of High Speed Access Corp., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. Capitalized terms used in this Amendment No. 9 and not defined shall have the meaning set forth in this Schedule 13D.

         Each of the Reporting Persons acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory.

Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements
-----------------------------------------------------------------------------

         This Amendment No. 9 is filed to report the result of the transactions contemplated by the Asset Purchase Agreement and related agreements previously described in this Schedule 13D.

         On February 28, 2002, Charter Holdco, CC Systems, Vulcan and the Issuer consummated the transactions contemplated by the Asset Purchase Agreement and related agreements by taking the following actions:

1. CC Systems' source of acquisition funds. Two indirect wholly owned subsidiaries of Charter Holdings, Charter Communications Operating, LLC and Falcon Cable Communications, LLC, obtained funds in the amount of $77,487,584 from a combination of their working capital and drawdowns on the credit facilities described below under Item 3 and transferred those funds to Charter Holdings as a repayment of certain intercompany receivables held by Charter Holdings. Charter Holdings, the indirect 100% parent of CC Systems, then transferred that $77,487,584 to CC Systems as a contribution to capital.

2. Pre-closing transfers of Charter Warrants. Charter Holdco transferred the Charter Warrants it held to Charter Holdings as a contribution to capital, which Charter Holdings in turn transferred to CC Systems as a contribution to capital.

3. Pre-closing transfers of Charter Ventures' shares of Series D Preferred Stock. Charter Ventures transferred the 37,000 shares of Series D Preferred Stock of the Issuer it held to Charter Holdings as a distribution and Charter Holdings in turn transferred those shares to CC Systems as a contribution to capital.

4.  Closing. At closing:

    o The Issuer conveyed title to the assets purchased under the Asset Purchase Agreement to CC Systems.

    o CC Systems wired funds in the amount of $77,487,584 (the "acquisition funds") to the Issuer.

    o CC Systems delivered to the Issuer 37,000 shares of Series D Preferred Stock and the Charter Warrants.

    o The Issuer purchased 20,222,139 shares of its common stock and 38,000 shares of its Series D Preferred Stock from Vulcan for $4,448,870 in the aggregate for the common stock ($.22 per share of common stock), and $8,000,000 in the aggregate for the preferred stock.

         At the conclusion of the above-described transactions, none of the Reporting Persons beneficially owned any securities of the Issuer and the Issuer is no longer affiliated with any of the Reporting Persons.

         Additional purchase price adjustments may be made as provided in the Asset Purchase Agreement.


ITEM 2.  IDENTITY AND BACKGROUND

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 9 of 13 Pages
--------------------                                         -------------------

         Item 2 of this Schedule 13D is hereby amended to reflect the following:

         John H. Tory has been a director of Charter since December 2001. Mr. Tory is the President and Chief Executive Officer of Rogers Cable Inc., Canada's largest broadband cable operator, and has held that position since April 1999. From 1995 to 1999, Mr. Tory was President and Chief Executive Officer of Rogers Media Inc., a broadcasting and publishing company. Prior to joining Rogers Media, Mr. Tory was a managing partner and member of the executive committee at Tory, Tory, DesLauriers & Binnington, one of Canada's largest law firms. Mr. Tory serves on the board of a number of Canadian companies, including Rogers Cable Inc., Rogers Media Inc., Cara Operations Limited, Enbridge Consumers Gas and the Toronto Blue Jays Baseball Club. He also served for nine years as the Chairman of the Canadian Football League, including four years as League Commissioner. Mr. Tory was educated at University of Toronto Schools, Trinity College (University of Toronto) and Osgoode Hall Law School. Mr. Tory is a citizen of Canada.

         Larry W. Wangberg has been a director of Charter since January 29, 2002. He has also been the Chairman and Chief Executive Officer of TechTV Inc., a cable television network, since 1997. He recently announced his intention to step down as the head of TechTV Inc., but will maintain his current position until a successor is named and afterwards will continue to serve as a director of TechTV Inc. Prior to joining TechTV Inc., Mr. Wangberg was Chairman and Chief Executive Officer of StarSight Telecast Inc., an interactive navigation and program guide company which later merged with Gemstar International, from 1994 to 1997. Mr. Wangberg was Chairman and Chief Executive Officer of Times Mirror Cable Television and Senior Vice President of its corporate parent, Times Mirror Co., from 1983 to 1994. He currently serves on the boards of TechTV Inc., Autodesk Inc. and ADC Telecommunications. Mr. Wangberg holds a bachelor's degree in mechanical engineering and a master's degree in industrial engineering, both from the University of Minnesota.

         J. Christian Fenger has been Senior Vice President of Operations - Western Division for Charter since January 2002, having previously served as Vice President and Senior Vice President of Operations for our North Central Region since September 1998. From October 1992 until joining Charter in September 1998, Mr. Fenger served as the Vice President of Operations for Marcus Cable, a cable television company. Prior to that, he was the Regional Manager of Simmons Cable TV from 1986 until 1992. Mr. Fenger received his bachelor's degree and his master's degree in communications management from Syracuse University's Newhouse School of Public Communications.

         William J. Shreffler has been Senior Vice President of Operations - Central Division for Charter since January 2002, having previously served as Senior Vice President for the Central Region and Vice President of Operations for the Michigan region. Prior to joining Charter in November 1999, Mr. Shreffler acted as a Managing Director of Cablevision, a cable television company, from January 1999 to October 1999. Between 1995 and December 1998, he held various positions with Century Communications, a telecommunications company, most recently as its Group Vice President. From 1985 to 1995, Mr. Shreffler acted as the Regional Controller for American Cable Systems and following the acquisition of American by Continental Cablevision, as its General Manager in its Chicago region. Mr. Shreffler holds degrees from Robert Morris University and Duquesne University.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of this Schedule 13D is hereby amended by replacing the text added to Item 3 by Amendment No. 8 with the following:

         CC Systems received the acquisition funds from its indirect 100% parent Charter Holdings as a contribution to capital.

         Charter Holdings received the acquisition funds from one or both of Charter Communications Operating, LLC ("Charter Operating") or Falcon Cable Communications, LLC ("Falcon" and together with Charter Operating, referred to as the funding subsidiaries), each of which is an indirect wholly owned subsidiary of Charter Holdco, as a repayment of certain intercompany receivables held by Charter Holdings. The funding subsidiaries obtained the acquisition funds from a combination of their working capital and drawdowns on the credit facilities described below.

         The credit facility for Charter Operating was entered into on March 18, 1999, amended and restated on January 3, 2002, and consists of senior secured credit facilities arranged by Chase Securities Inc., Nationsbanc Montgomery Securities LLC and TD Securities (USA) Inc. These credit facilities are guaranteed by Charter Holdings and by Charter Operating's subsidiaries and are secured by pledges of intercompany obligations and ownership interests. These credit facilities include Tranche A and B term loans and a revolving loan with an aggregate $1.34 billion borrowing limit. The final maturity date for both the Tranche A term loan and the revolving loan is September 18, 2007. The final maturity dates for the two Tranche B term loans are March 2008 and September 18, 2008. The interest rate on the Tranche A and B term loans and the revolving loan may be determined by two options, a base rate option, which is generally the "prime rate" of interest plus a margin ranging from 0.5% to 1.75% depending on the leverage ratio of Charter Operating and its subsidiaries and an interbank Eurodollar rate plus a margin ranging from 1.5% to 2.75% also depending on the leverage ratio of Charter Operating and its subsidiaries. The effective rate under Charter Operating's revolving loan will depend on the prime rate or the interbank Eurodollar rate and the margin applicable at the time.

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 10 of 13 Pages
--------------------                                         -------------------

         The foregoing description of Charter Operating's credit facilities is not, and does not purport to be, complete and is qualified in its entirety to Charter Operating's Credit Agreement and the First, Second and Third Amendments to that Credit Agreement, copies of which have been previously filed as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively, to this Schedule 13D, as well as an amendment and restatement of those credit facilities, which is filed herewith as
Exhibit 10.14.

         Falcon's credit facilities with BankBoston, N.A., Bank of America, N.A. and the Chase Manhattan Bank, as agents, were amended and restated as of September 26, 2001, and are senior secured credit facilities guaranteed by Falcon's direct parent, which is an affiliate of Charter Holdco, and by Falcon's subsidiaries and are secured by pledges of intercompany obligations and ownership interests. These credit facilities currently permit maximum borrowing of $1.25 billion and include Term Loans B and C and three revolving loan facilities. The final maturity dates for the revolving loan and the supplemental revolving loan are December 29, 2006 and December 31, 2007, respectively. The final maturity date for Term Loans B and C are June 29, 2007 and December 31, 2007, respectively. The interest rate on Term Loans B and C and the revolving loan facilities may be determined by two options, a base rate options, which is generally the "prime rate" of interest plus a margin ranging from 0% to 1.5%, depending on the leverage ratio of Falcon and its subsidiaries, and an interbank Eurodollar rate plus a margin ranging from 1.0% to 2.5%, also depending on the leverage ratio of Falcon and its subsidiaries. The effective rate under Falcon's revolving loan and supplemental revolving loan will depend on the prime rate and the margin applicable at the time.

         The foregoing description of Falcon's credit facilities is not, and does not purport to be, complete and is qualified in its entirety to Falcon's Form of Credit Agreement, a copy of which has been previously filed as Exhibit
10.6 to this Schedule 13D, as well as an amendment and restatement of those credit facilities, which is filed herewith as Exhibit 10.15.

         Charter Operating and Falcon plan to repay any borrowings made under their respective credit facilities for purposes of consummating the transactions contemplated by the Asset Purchase Agreement and related agreements in the ordinary course of business, substantially consistent with their past practice of borrowing and repaying similar amounts under their credit facilities.

         In addition, the matters set forth in the introduction to this Amendment No. 9 under the heading "Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements" are incorporated in this
Item 3 by reference as if fully set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of this Schedule 13D is hereby amended by adding the following:

         In addition, the matters set forth in the introduction to this Amendment No. 9 under the heading "Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements" are incorporated in this
Item 4 by reference as if fully set forth herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of this Schedule 13D is hereby amended and restated to read as follows:

                  (a) As of the date of this Amendment No. 9, none of the Reporting Persons beneficially owns any shares of the Issuer's issued and outstanding common stock.

         The remaining text of Item 5(a) of this Schedule 13D beginning with the words "[a]ll of the percentages set forth in this Item 5(a) . . ." is not amended or restated in any way.

         Item 5(b) of this Schedule 13D is hereby amended and restated to read as follows:

                  (b) As of the date of this Amendment No. 9, none of the Reporting Persons owns any securities of the Issuer or have sole or shared power to direct the voting of any such securities. With respect to the officers and directors of the Reporting Persons, the information provided under Item 5(a) is hereby incorporated by reference.

         Item 5(c) of this Schedule 13D is hereby amended and restated to read as follows:

                  (c) None of the Reporting Persons has, nor to the knowledge of each of the Reporting Persons, have any of the Reporting Persons' executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock or Series D Preferred stock during the past sixty days other than as described in this Amendment No. 9. The matters set forth in the introduction to this Amendment No. 9 under the heading "Consummation of Transactions Contemplated by the Asset Purchase Agreement and Related Agreements" are incorporated in this Item 5(c) by reference as if fully set forth herein.

         Item 5(d) remains true and correct and is not hereby amended.

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 11 of 13 Pages
--------------------                                         -------------------

         Item 5(e) is hereby amended and restated to read as follows:

                  (e) As of February 28, 2002, each of the Reporting Persons ceased to beneficially own any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of this Schedule 13D is hereby amended by adding the following:

Termination of Stock Purchase Agreement
---------------------------------------

         On February 27, 2002, CC Systems, LLC, as assignee of Charter Holdco under the Assignment and Consent previously described in this Schedule 13D, and Vulcan executed a letter agreement that terminated the Stock Purchase Agreement. A copy of this letter agreement is filed herewith as Exhibit 10.12.

Indemnification Letter Agreement
--------------------------------

         In connection with the closing of the transactions contemplated by the Asset Purchase Agreement, Charter Holdco and CC Systems executed a letter agreement with the Issuer, dated as of February 28, 2002, pursuant to which Charter Holdco and CC Systems agreed: (i) to reduce the amount that they held back from the purchase price to satisfy the settlement of future indemnity claims to $2 million; (ii) to unconditionally release the Issuer after 24 months for any liability for indemnification claims against it relating to taxes; and
(iii) to release to the Issuer, on the twelve month anniversary of the closing, any amounts remaining in the indemnification holdback that are not subject to pending claims. A copy of this letter agreement is filed herewith as Exhibit 10.13.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 of this Schedule 13D is hereby amended by adding the following:

         Exhibit 10.12 Letter Agreement, dated February 27, 2002, between CC Systems, LLC and Vulcan Ventures Incorporated.

         Exhibit 10.13 Letter Agreement, dated February 28, 2002, between Charter Communications Holding Company, LLC, CC Systems, LLC and High Speed Access Corp.

         Exhibit 10.14 Credit Agreement, dated as of March 18, 1999, as amended and restated on January 2, 2002, between Charter Communications Operating, LLC, Charter Communications Holdings, LLC and certain lenders and agents named therein (Incorporated by reference to the Current Report on Form 8-K filed by Charter Communications, Inc. on January 24, 2002 (File No. 000-27927)).

         Exhibit 10.15 Credit Agreement, dated as of June 30, 1998, as amended and restated as of September 26, 2001, among Falcon Cable Communications, LLC, certain guarantors, and several financial institutions or entities named therein (Incorporated by reference to the quarterly report on Form 10-Q filed by Charter Communications, Inc. on November 14, 2001 (File No. 000-27927)).

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 12 of 13 Pages
--------------------                                         -------------------


SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2002               VULCAN VENTURES INCORPORATED


                                     By:  /s/ William D. Savoy
                                     -------------------------------------------
                                     Name: William D. Savoy
                                     Title: President

Dated:  March 12, 2002               Paul G. Allen


                                     By:  /s/ William D. Savoy
                                     -------------------------------------------
                                     William D. Savoy as Attorney in Fact for
                                     Paul G. Allen pursuant to a Power of
                                     Attorney filed on August 30, 1999 with the
                                     Schedule 13G of Vulcan Ventures
                                     Incorporated and Paul G. Allen for
                                     Pathogenesis, Inc. and incorporated herein
                                     by reference.


Dated:  March 12, 2002               CHARTER COMMUNICATIONS VENTURES, LLC


                                     By:  /s/ Curtis S. Shaw
                                     -------------------------------------------
                                     Name:  Curtis S. Shaw
                                     Title: Senior Vice President, General
                                            Counsel and Secretary

Dated:  March 12, 2002               CHARTER COMMUNICATIONS HOLDINGS, LLC


                                     By:  /s/ Curtis S. Shaw
                                     -------------------------------------------
                                     Name:  Curtis S. Shaw
                                     Title: Senior Vice President, General
                                            Counsel and Secretary

Dated:  March 12, 2002               CHARTER COMMUNICATIONS HOLDING Company, LLC


                                     By:  /s/ Curtis S. Shaw
                                     -------------------------------------------
                                     Name:  Curtis S. Shaw
                                     Title: Senior Vice President, General
                                            Counsel and Secretary

Dated:  March 12, 2002               CHARTER COMMUNICATIONS, Inc.


                                     By:  /s/ Curtis S. Shaw
                                     -------------------------------------------
                                     Name:  Curtis S. Shaw
                                     Title: Senior Vice President, General
                                            Counsel and Secretary

--------------------                                         -------------------
CUSIP NO. 42979U-102                13D                      Page 13 of 13 Pages
--------------------                                         -------------------


                                  EXHIBIT INDEX

        EXHIBIT NO.                        DESCRIPTION
        Exhibit 10.12                      Letter Agreement, dated February 27, 2002, between CC Systems,
                                           LLC and Vulcan Ventures Incorporated.

        Exhibit 10.13                      Letter Agreement, dated February 28, 2002, between Charter
                                           Communications Holding Company, LLC, CC Systems, LLC and High
                                           Speed Access Corp.

        Exhibit 10.14                      Credit Agreement, dated as of March 18, 1999, as amended and restated on January 2, 2002, between Charter Communications
                                           Operating, LLC, Charter Communications Holdings, LLC and
                                           certain lenders and agents named therein (Incorporated by
                                           reference to the Current Report on Form 8-K filed by Charter
                                           Communications, Inc. on January 24, 2002 (File No. 000-27927)).

        Exhibit 10.15                      Credit Agreement, dated as of June 30, 1998, as amended and restated as of September 26, 2001, among Falcon Cable
                                           Communications, LLC, certain guarantors, and several financial institutions or entities named therein (Incorporated by
                                           reference to the quarterly report on Form 10-Q filed by Charter
                                           Communications, Inc. on November 14, 2001 (File No. 000-27927)).